                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                             Therma-Wave, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                88343A108
                     ----------------------------------
                              (CUSIP Number)

                            December 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88343A108                                         Page 2 of 13 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Sutter Hill Ventures, A California Limited Partnership
        77-0287059
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

        USA, California
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       1,203,903
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    1,203,903
                             --------------------------------------------------
                              (8) Shared Dispositive Power

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
          1,203,903
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
          5.1
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
          PN
-------------------------------------------------------------------------------

CUSIP No. 88343A108                                         Page 3 of 13 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        David L. Anderson
        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
        USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       186,194
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,245,960
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    186,194
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,245,960
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,432,154
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
        6.0
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        IN
-------------------------------------------------------------------------------

CUSIP No. 88343A108                                         Page 4 of 13 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        G. Leonard Baker, Jr.
        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
        USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       186,194
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,245,960
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    186,194
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,245,960
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,432,154
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
        6.0
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        IN
-------------------------------------------------------------------------------

CUSIP No. 88343A108                                         Page 5 of 13 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        William H. Younger, Jr.
        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
        USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       171,179
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,245,960
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    171,179
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,245,960
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,417,139
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
        6.0
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        IN
-------------------------------------------------------------------------------

CUSIP No. 88343A108                                         Page 6 of 13 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Tench Coxe
        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
        USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       152,857
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,245,960
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    152,857
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,245,960
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,398,817
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
        5.9
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        IN
-------------------------------------------------------------------------------

CUSIP No. 88343A108                                         Page 7 of 13 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        Gregory P. Sands
        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
        USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,245,960
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,245,960
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,245,960
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
        5.2
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        IN
-------------------------------------------------------------------------------

CUSIP No. 88343A108                                         Page 8 of 13 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
        James C. Gaither
        ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
        USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       5,358
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,245,960
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    5,358
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,245,960
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
        1,251,318
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
        5.3
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
        IN
-------------------------------------------------------------------------------

CUSIP No. 88343A108                                         Page 9 of 13 pages
          ---------

ITEM 1.

    (a)   Name of Issuer
             Therma-Wave, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
             1250 Reliance Way, Fremont, CA 94539
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing
             Exhibit A is hereby incorporated by reference
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence
             See Exhibit A
          ---------------------------------------------------------------------
    (c)   Citizenship
             See Exhibit A
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
             Common
          ---------------------------------------------------------------------
    (e)   CUSIP Number
             88343A108
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 88343A108                                         Page 10 of 13 pages
          ---------

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        See Exhibit A which is hereby incorporated by reference and related pages 2 to 13.
    ---------------------------------------------------------------------------

    (b) Percent of class:
        See Exhibit A which is hereby incorporated by reference and related pages 2 to 13.
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote

              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of

              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of

              -----------------------------------------------------------------

              See Exhibit A and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands and Gaither are the managing directors of the general partner of Sutter Hill Ventures, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share the voting and disposition powers over the shares held by the partnerships. Mr. Anderson is the general partner of Anvest, L.P., and has voting and disposition powers over the shares held by the partnership. Mr. Baker is the general partner of Saunders Holdings, L.P., and has voting and disposition powers over the shares held by the partnership.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N/A

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              N/A

CUSIP No. 88343A108                                         Page 11 of 13 pages
          ---------

ITEM 10. CERTIFICATION

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of each of us.

                                       SUTTER HILL VENTURES, A California
                                       Limited Partnership

                                       By: /s/ G. Leonard Baker, Jr.
                                          -----------------------------------
                                       Title: Managing Director of the General
                                              Partner


                                       /s/ David L. Anderson
                                       --------------------------------------
                                       David L. Anderson

                                       /s/ G. Leonard Baker, Jr.
                                       --------------------------------------
                                       G. Leonard Baker, Jr.


                                       /s/ William H. Younger, Jr.
                                       --------------------------------------
                                       William H. Younger, Jr.

                                       /s/ Tench Coxe
                                       --------------------------------------
                                       Tench Coxe

                                       /s/ Gregory P. Sands
                                       --------------------------------------
                                       Gregory P. Sands

                                       /s/ James C. Gaither
                                       --------------------------------------
                                       James C. Gaither

CUSIP No. 88343A108                                         Page 12 of 13 pages
          ---------

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. Leonard Baker, Jr., William H. Younger, Jr., Sherryl W. Hossack, as one of them as his true and lawful attorneys-in-fact and agents, with full power of substitution and re substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Schedule 13G, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

   2/14/2001                           SUTTER HILL VENTURES, A California
---------------------------------      Limited Partnership
Date
                                       By: /s/ G. Leonard Baker, Jr.
                                          -----------------------------------
                                       Title: Managing Director of the General
                                              Partner


                                       /s/ David L. Anderson
                                       --------------------------------------
                                       David L. Anderson


                                       /s/ G. Leonard Baker, Jr.
                                       --------------------------------------
                                       G. Leonard Baker, Jr.


                                       /s/ William H. Younger, Jr.
                                       --------------------------------------
                                       William H. Younger, Jr.

                                       /s/ Tench Coxe
                                       --------------------------------------
                                       Tench Coxe

                                       /s/ Gregory P. Sands
                                       --------------------------------------
                                       Gregory P. Sands

                                       /s/ James C. Gaither
                                       --------------------------------------
                                       James C. Gaither

CUSIP No. 88343A108                                         Page 13 of 13 pages
          ---------


EXHIBIT A TO SCHEDULE 13G - THERMA-WAVE
---------------------------------------

                                               Aggregate Number of
                                            Shares Beneficially Owned
                                            --------------------------                 % of
Name of Originator                          Individual       Aggregate             Total Shares
------------------                          ----------       ---------             ------------
Sutter Hill Ventures,
A California Limited Partnership             1,203,903                                  5.1%

David L. Anderson                               81,599                                  0.3%
                                                             1,432,154  Note 2          6.0%

Anvest, L.P.                                   104,595                                  0.4%

G. Leonard Baker, Jr.                           81,599                                  0.3%
                                                             1,432,154  Note 3          6.0%

Saunders Holdings, L.P.                        104,595                                  0.4%

William H. Younger, Jr.                        171,179                                  0.7%
                                                             1,417,139  Note 1          6.0%

Tench Coxe                                     152,857                                  0.6%
                                                             1,398,817  Note 1          5.9%

Gregory P. Sands                                     0                                  0.0%
                                                             1,245,960  Note 1          5.2%

James C. Gaither                                 5,358                                  0.0%
                                                             1,251,318  Note 1          5.3%

Sutter Hill Entrepreneurs Fund (AI), L.P.       11,907                                  0.1%
                                                                                        0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.       30,150                                  0.1%
                                                                                        0.0%

The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The five partnerships are organized in California and the individuals are all U.S. citizens and residents.

None of the above have been convicted in any criminal proceedings nor have they been subject to judgements, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals in the venture capital business.

Note 1: Includes individual shares plus partnerships shares. Partnerships are: Sutter Hill Ventures, A California Limited Partnership; Sutter Hill Entrepreneurs Fund (AI), L.P.; and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial interest in these partnerships shares except as to his pecuniary interest in the partnerships.

Note 2: Includes individual shares plus partnerships shares. Partnerships are: Sutter Hill Ventures, A California Limited Partnership; Sutter Hill Entrepreneurs Fund (AI), L.P.; Sutter Hill Entrepreneurs Fund (QP), L.P; and Anvest, L.P. The reporting person disclaims beneficial interest in these partnerships shares except as to his pecuniary interest in the partnerships.

Note 3: Includes individual shares plus partnership shares. Partnerships are: Sutter Hill Ventures, A California Limited Partnership; Sutter Hill Entrepreneurs Fund (AI), L.P.; Sutter Hill Entrepreneurs Fund (QP), L.P.; and Saunders Holdings L.P. The reporting person disclaims beneficial interest in these partnerships shares except as to his pecuniary interest in the partnerships.